IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.



RECD S.E.C.
JUL 2 9 2003
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



03028142

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for July 29, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on July 29, 2003.

CWMBS, INC.

By: 
Darren Bigby
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY BEAR, STEARNS & CO. INC.

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-17T2
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-38

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

Bear, Stearns & Co. Inc.
mdevgan

CLOSE-0317T

CLOSE-0317T Class PT () SENIOR <P>

Orig Bal 279,741,000 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 24-Jul-2003 Tranche: PT ( )

Price	0% CPP	CLOSE-0317T/V50	CLOSE-0317T/V100	CLOSE-0317T/V150	CLOSE-0317T/V200	prepay losses
101:27	5.37	5.19	4.97	4.72	4.44	Yield
	11.18	5.89	3.72	2.61	1.96	Duration
101:31	5.36	5.17	4.94	4.67	4.38	Yield
	11.19	5.89	3.72	2.62	1.97	Duration
102: 3	5.34	5.15	4.90	4.63	4.32	Yield
	11.19	5.90	3.73	2.62	1.97	Duration
102: 7	5.33	5.13	4.87	4.58	4.26	Yield
	11.20	5.91	3.73	2.62	1.97	Duration
102:11	5.32	5.11	4.84	4.53	4.19	Yield
	11.21	5.91	3.74	2.63	1.97	Duration
102:15	5.31	5.09	4.81	4.49	4.13	Yield
	11.22	5.92	3.74	2.63	1.97	Duration
102:19	5.30	5.06	4.77	4.44	4.07	Yield
	11.22	5.92	3.75	2.63	1.98	Duration

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-17T2
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-38


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_17T2_SUBS 30 year 6.1's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 07/24/2003 09:24:16

Bond: M Balance: 10,950,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 7/01/2003
Settlement Date: 7/29/2003 COMM 30 year WAC: 6.33 WAM: 358.77
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 225	PPC 250
97-20	5.748	5.800	5.820	5.838	5.852	5.865	5.876	5.892	5.921	5.957
97-24	5.736	5.785	5.804	5.820	5.834	5.846	5.856	5.871	5.899	5.932
97-28	5.725	5.770	5.788	5.803	5.816	5.827	5.837	5.850	5.876	5.907
98- 0	5.713	5.755	5.772	5.786	5.798	5.808	5.817	5.830	5.854	5.883
98- 4	5.702	5.740	5.756	5.769	5.780	5.789	5.797	5.809	5.831	5.858
98- 8	5.690	5.726	5.740	5.751	5.762	5.770	5.778	5.789	5.809	5.833
98-12	5.678	5.711	5.724	5.734	5.743	5.751	5.758	5.768	5.787	5.809
98-16	5.667	5.696	5.708	5.717	5.725	5.733	5.739	5.748	5.764	5.784
98-20	5.655	5.681	5.691	5.700	5.707	5.714	5.719	5.727	5.742	5.760
98-24	5.644	5.667	5.676	5.683	5.689	5.695	5.700	5.707	5.720	5.735
98-28	5.632	5.652	5.660	5.666	5.672	5.676	5.680	5.686	5.697	5.711
99- 0	5.621	5.637	5.644	5.649	5.654	5.658	5.661	5.666	5.675	5.686
99- 4	5.610	5.623	5.628	5.632	5.636	5.639	5.642	5.646	5.653	5.662
99- 8	5.598	5.608	5.612	5.615	5.618	5.620	5.622	5.625	5.631	5.638
99-12	5.587	5.593	5.596	5.598	5.600	5.602	5.603	5.605	5.609	5.613
99-16	5.575	5.579	5.580	5.581	5.582	5.583	5.584	5.585	5.587	5.589
99-20	5.564	5.564	5.564	5.565	5.565	5.565	5.565	5.565	5.565	5.565
99-24	5.553	5.550	5.549	5.548	5.547	5.546	5.545	5.545	5.543	5.541
99-28	5.542	5.535	5.533	5.531	5.529	5.528	5.526	5.524	5.521	5.517
100- 0	5.530	5.521	5.517	5.514	5.512	5.509	5.507	5.504	5.499	5.493
100- 4	5.519	5.507	5.502	5.497	5.494	5.491	5.488	5.484	5.477	5.469
100- 8	5.508	5.492	5.486	5.481	5.476	5.472	5.469	5.464	5.455	5.445
100-12	5.497	5.478	5.470	5.464	5.459	5.454	5.450	5.444	5.434	5.421
AVG LIFE	19.55	13.14	11.52	10.41	9.62	9.03	8.57	8.01	7.16	6.36
DURATION	11.00	8.58	7.90	7.40	7.03	6.73	6.49	6.18	5.67	5.16
FIRST PAY	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03
LAST PAY	7/33	7/33	7/33	7/33	7/33	7/33	6/33	6/33	3/33	12/31



COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_17T2_SUBS 30 year 6.1's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 07/24/2003 09:24:18

Bond: B1 Balance: 3,000,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 7/01/2003
Settlement Date: 7/29/2003 COMM 30 year WAC: 6.33 WAM: 358.77
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 225	PPC 250
95-24	5.926	6.028	6.067	6.101	6.130	6.154	6.176	6.207	6.264	6.334
95-28	5.914	6.012	6.051	6.083	6.111	6.135	6.156	6.185	6.241	6.309
96- 0	5.902	5.997	6.034	6.066	6.092	6.115	6.136	6.164	6.218	6.283
96- 4	5.890	5.982	6.018	6.048	6.074	6.096	6.115	6.143	6.195	6.258
96- 8	5.878	5.966	6.001	6.030	6.055	6.076	6.095	6.122	6.172	6.233
96-12	5.866	5.951	5.984	6.012	6.036	6.057	6.075	6.101	6.149	6.207
96-16	5.854	5.936	5.968	5.995	6.018	6.038	6.055	6.080	6.126	6.182
96-20	5.842	5.921	5.951	5.977	5.999	6.018	6.035	6.059	6.103	6.157
96-24	5.830	5.905	5.935	5.960	5.981	5.999	6.015	6.038	6.080	6.132
96-28	5.819	5.890	5.918	5.942	5.962	5.980	5.995	6.017	6.057	6.107
97- 0	5.807	5.875	5.902	5.925	5.944	5.961	5.975	5.996	6.035	6.082
97- 4	5.795	5.860	5.886	5.907	5.926	5.941	5.955	5.975	6.012	6.057
97- 8	5.783	5.845	5.869	5.890	5.907	5.922	5.936	5.954	5.989	6.032
97-12	5.771	5.830	5.853	5.872	5.889	5.903	5.916	5.933	5.967	6.007
97-16	5.760	5.815	5.837	5.855	5.871	5.884	5.896	5.912	5.944	5.982
97-20	5.748	5.800	5.820	5.838	5.852	5.865	5.876	5.892	5.921	5.957
97-24	5.736	5.785	5.804	5.820	5.834	5.846	5.856	5.871	5.899	5.932
97-28	5.725	5.770	5.788	5.803	5.816	5.827	5.837	5.850	5.876	5.907
98- 0	5.713	5.755	5.772	5.786	5.798	5.808	5.817	5.830	5.854	5.883
98- 4	5.702	5.740	5.756	5.769	5.780	5.789	5.797	5.809	5.831	5.858
98- 8	5.690	5.726	5.740	5.751	5.762	5.770	5.778	5.789	5.809	5.833
98-12	5.678	5.711	5.724	5.734	5.743	5.751	5.758	5.768	5.787	5.809
98-16	5.667	5.696	5.708	5.717	5.725	5.733	5.739	5.748	5.764	5.784
AVG LIFE	19.55	13.14	11.52	10.41	9.62	9.03	8.57	8.01	7.16	6.36
DURATION	10.89	8.50	7.83	7.34	6.97	6.68	6.45	6.14	5.64	5.13
FIRST PAY	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03
LAST PAY	7/33	7/33	7/33	7/33	7/33	6/33	6/33	5/33	8/32	9/30



COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_17T2_SUBS 30 year 6.1's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 07/24/2003 09:24:19

Bond: B2 Balance: 1,800,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 7/01/2003
Settlement Date: 7/29/2003 COMM 30 year WAC: 6.33 WAM: 358.77
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 225	PPC 250
85-16	7.005	7.403	7.556	7.684	7.793	7.887	7.970	8.085	8.308	8.578
85-20	6.991	7.385	7.536	7.663	7.771	7.864	7.946	8.061	8.281	8.549
85-24	6.976	7.367	7.516	7.642	7.749	7.841	7.922	8.036	8.254	8.520
85-28	6.962	7.348	7.497	7.621	7.727	7.819	7.899	8.011	8.227	8.490
86- 0	6.948	7.330	7.477	7.600	7.705	7.796	7.875	7.987	8.201	8.461
86- 4	6.934	7.312	7.458	7.580	7.684	7.773	7.852	7.962	8.174	8.432
86- 8	6.919	7.294	7.438	7.559	7.662	7.751	7.829	7.938	8.147	8.403
86-12	6.905	7.276	7.419	7.538	7.640	7.728	7.805	7.913	8.121	8.373
86-16	6.891	7.258	7.399	7.518	7.619	7.706	7.782	7.889	8.094	8.344
86-20	6.877	7.240	7.380	7.497	7.597	7.683	7.759	7.865	8.068	8.315
86-24	6.863	7.222	7.360	7.477	7.575	7.661	7.735	7.840	8.042	8.286
86-28	6.849	7.204	7.341	7.456	7.554	7.638	7.712	7.816	8.015	8.258
87- 0	6.835	7.187	7.322	7.436	7.532	7.616	7.689	7.792	7.989	8.229
87- 4	6.821	7.169	7.303	7.415	7.511	7.594	7.666	7.768	7.963	8.200
87- 8	6.807	7.151	7.284	7.395	7.490	7.571	7.643	7.744	7.937	8.171
87-12	6.793	7.133	7.264	7.375	7.468	7.549	7.620	7.720	7.910	8.143
87-16	6.779	7.116	7.245	7.354	7.447	7.527	7.597	7.696	7.884	8.114
87-20	6.765	7.098	7.226	7.334	7.426	7.505	7.574	7.672	7.858	8.085
87-24	6.751	7.080	7.207	7.314	7.405	7.483	7.552	7.648	7.832	8.057
87-28	6.737	7.063	7.188	7.294	7.383	7.461	7.529	7.624	7.806	8.028
88- 0	6.724	7.045	7.169	7.274	7.362	7.439	7.506	7.600	7.781	8.000
88- 4	6.710	7.028	7.150	7.253	7.341	7.417	7.483	7.576	7.755	7.972
88- 8	6.696	7.010	7.132	7.233	7.320	7.395	7.461	7.553	7.729	7.943
AVG LIFE	19.55	13.14	11.52	10.41	9.62	9.03	8.57	8.01	7.16	6.36
DURATION	10.19	8.02	7.43	6.99	6.66	6.40	6.19	5.92	5.45	4.96
FIRST PAY	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03
LAST PAY	7/33	7/33	7/33	7/33	7/33	6/33	6/33	4/33	4/32	2/30